EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2007
Excluding Interest on Deposits
Income from continuing operations before income taxes	$22,805

Fixed charges:
Interest expense	23,328
One-third of rents, net of income from subleases (a)	400

Total fixed charges	23,728

Less: Equity in undistributed income of affiliates	(159)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$46,374

Fixed charges, as above	$23,728
Preferred stock dividends (pre-tax)	-

Fixed charges including preferred stock dividends	$23,728

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.95

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$23,728
Add: Interest on deposits	21,653

Total fixed charges including preferred stock dividends and interest on deposits	$45,381

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$46,374
Add: Interest on deposits	21,653

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$68,027

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.50

(a)	The proportion deemed representative of the interest factor.